The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes, nor are they soliciting an offer to buy these notes, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 2026

Citigroup Inc.	September----, 2026 Medium-Term Senior Notes, Series G Pricing Supplement No. 2026-CMTNG[ ] Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-293732

Floating Rate Notes Due September 18, 2029

•	The notes will pay interest at a floating rate based on SOFR (compounded daily during the relevant observation period) plus the floating rate spread specified below, subject to a minimum interest rate of 1.00% per annum. Interest payments on the notes will vary and may be paid at a rate as low as 1.00% per annum.

•	The notes are unsecured debt securities issued by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.

•	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Inc. Upon at least 15 business days’ notice, any wholly owned subsidiary of Citigroup Inc. may, without the consent of any holder of the notes, assume Citigroup Inc.’s obligations under the notes, and in such event Citigroup Inc. shall be released from its obligations under the notes, subject to certain conditions, including the condition that Citigroup Inc. fully and unconditionally guarantee all payments under the notes. See “Additional Terms of the Notes” in this pricing supplement.
Stated principal amount:	$1,000 per note
Pricing date:	September 16, 2026
Original issue date:	September 18, 2026
Maturity date:	September 18, 2029. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:	For each interest period, the notes will bear interest at a floating rate per annum equal to SOFR (compounded daily over the relevant observation period as described under “Determination of SOFR” below) plus a spread of 0.81% (the “floating rate spread”), subject to a minimum interest rate of 1.00% per annum for any interest period.
Interest period:	Each period from, and including, an interest payment date (or, in the case of the first interest period, the original issue date) to, but excluding, the next succeeding interest payment date.
Observation period:	For each interest period, the period from, and including, the date two U.S. government securities business days preceding the first date in such interest period to, but excluding, the date two U.S. government securities business days preceding the interest payment date for such interest period. If any scheduled interest payment date is not a business day and interest is paid on the next succeeding business day, the corresponding observation period will not be adjusted.
Interest payment dates:	The 18th day of each March, June, September and December, commencing on December 18, 2026, provided that the September 2029 interest payment date is the maturity date. In the event that any interest payment date is not a business day, then the payment required to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if it had been made on that interest payment date. No additional interest will accrue as a result of delayed payment.
Day count convention:	30/360 Unadjusted. See “Determination of Interest Payments” in this pricing supplement.
Business day:	Any weekday that is not a legal holiday in New York City and is not a day on which banking institutions in New York City are authorized or required by law or regulation to be closed and is a U.S. government securities business day.
U.S. government securities business day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Business day convention:	Following
CUSIP / ISIN:	17292GDS1 / US17292GDS12
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price	Underwriting fee(1)	Proceeds to issuer(2)
Per note:	$1,000.00	$	$
Total:	$	$	$

(1) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $1.50 per note sold in this offering.  The total underwriting fee and proceeds to issuer in the table above give effect to the actual total underwriting fee. You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(2) The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional fixed rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink below:

Prospectus Supplement and Prospectus each dated February 25, 2026

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers before you decide to invest in the notes.

▪	The amount of interest payable on the notes will vary. The notes differ from conventional fixed-rate debt securities in that the interest payable on the notes will vary based on the level of SOFR and may be as low as 1.00% per annum.

▪	The yield on the notes may be lower than the yield on a conventional fixed-rate debt security of ours of comparable maturity. The interest rate applicable to the notes will vary based on the level of SOFR, and may be as low as 1.00% per annum on each interest payment date. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of ours of comparable maturity.

▪	The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “General Information—Temporary adjustment period” in this pricing supplement.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. If you are able to sell your notes in the secondary market prior to maturity, you are likely to receive less than the stated principal amount of the notes.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: the level and volatility of SOFR, interest rates in the market, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees and profits and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity, and sale of the notes prior to maturity may result in a loss.

▪	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citibank, N.A., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will determine, among other things, the level of SOFR and will calculate the interest payable to you on each interest payment date. Any of these determinations or calculations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the calculation of the level of SOFR in the event of the unavailability of the level of SOFR, may adversely affect the amount of one or more interest payments to you.

▪	Hedging and trading activity by us and our affiliates could result in a conflict of interest. One or more of our affiliates will likely enter into hedging transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or

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futures, based upon SOFR. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate CGMI may be willing to purchase your notes in the secondary market. Because hedging our obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the expected hedging activity, even if the value of the notes declines.

▪	SOFR is a relatively new market index and as the related market continues to develop, there may be an adverse effect on the return on or value of the notes. The Federal Reserve Bank of New York (the “NY Federal Reserve”) began to publish SOFR in April 2018. Although the NY Federal Reserve has also begun publishing historical indicative SOFR going back to 2014, such prepublication historical data inherently involves assumptions, estimates and approximations. You should not rely on any historical changes or trends in SOFR as an indicator of the future performance of SOFR. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates. As a result, the return on the notes may fluctuate more than floating rate securities that are linked to less volatile rates.

The notes likely will have no established trading market when issued, and an established trading market may never develop or may not be very liquid. Market terms for securities indexed to SOFR, such as the spread over the index reflected in interest rate provisions, may evolve over time, and the value of the notes may be lower than those of later-issued SOFR-linked securities as a result. Similarly, if SOFR does not prove to be widely used in securities like the notes, the value of the notes may be lower than those of securities linked to rates that are more widely used. You may not be able to sell the notes at all or may not be able to sell the notes at prices that will provide a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

The NY Federal Reserve notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the NY Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the notes. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction or elimination of the amount of interest payable on the notes and a reduction in the value of the notes.

▪	The formula used to determine the interest rate on the notes is relatively new in the market, and as the related market continues to develop there may be an adverse effect on return on or value of the notes. The interest rate on the notes is based on a formula used to calculate a daily compounded SOFR rate, which is relatively new in the market. For each interest period, the interest rate on the notes is based on a daily compounded SOFR rate calculated using the formula described in “Determination of SOFR” below. This interest rate will not be the SOFR rate published on or for a particular day during such interest period or an average of SOFR rates during such period nor will it be the same as the interest rate on other SOFR-linked notes that use an alternative formula to determine the interest rate. Also, if the SOFR rate for a particular day during an interest period is negative, inclusion of that rate in the calculation will reduce the interest rate for such interest period; provided that in no event will the interest payable on the notes be less than zero.

Additionally, market terms for notes linked to SOFR may evolve over time, and the value of the notes may be lower than those of later-issued SOFR-linked securities as a result. Similarly, if the formula to calculate daily compounded SOFR for the notes does not prove to be widely used in other securities like the notes, the trading price of the notes may be lower than those of securities having a formula more widely used. You may not be able to sell the notes at all or may not be able to sell the notes at prices that will provide a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

The NY Federal Reserve (or a successor), as administrator of SOFR, may also make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the administrator may alter, discontinue or suspend calculation or dissemination of SOFR (in which case a fallback method of determining interest rates on the notes will apply). The administrator has no obligation to consider the interests of holders of notes when calculating, adjusting, converting, revising or discontinuing SOFR.

▪	The interest rate on the notes will be determined using alternative methods if SOFR is no longer available, and that may have an adverse effect on the return on and value of the notes. The terms of the notes provide that if a benchmark transition event and its related benchmark replacement date occur with respect to SOFR, the interest rate payable on the notes will be determined using the next-available benchmark replacement. As described above, these replacement rates and spreads may be selected or formulated by (i) the relevant governmental body (such as the Alternative Reference Rates Committee of the NY Federal Reserve) (ii) the International Swaps and Derivatives Association, Inc. or (iii) in certain circumstances, Citigroup (or one of its affiliates). In addition, the terms of the notes expressly authorize Citigroup (or one of its affiliates) to make benchmark replacement conforming changes with respect to, among other things, the determination of interest periods and the timing and frequency of determining rates and making payments of interest. The interests of Citigroup (or its affiliate) in making the determinations described above may be adverse to your interests as a holder of the notes.

The application of a benchmark replacement and benchmark replacement adjustment, and any implementation of benchmark replacement conforming changes, or any implementation of a substitute, successor or alternative reference rate could result in adverse consequences to the interest rate payable on the notes, which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any substitute, successor or alternative reference rate or

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benchmark replacement will be similar to SOFR or the then-current benchmark that it is replacing, or that any benchmark replacement will produce the economic equivalent of SOFR or the then-current benchmark that it is replacing.

▪	We or our subsidiaries or affiliates may publish research that could affect the market value of the notes. We or our subsidiaries or affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally, or the LIBOR transition or SOFR specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪	You will have no rights against the publisher of SOFR. You will have no rights against the publisher of SOFR even though the amount you receive on each interest payment date will depend upon the level of SOFR. The publisher of SOFR is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

▪	The U.S. federal tax consequences of an assumption of the notes are unclear. The notes may be assumed by a successor issuer, as discussed in “Additional Terms of the Notes.” The law regarding whether or not such an assumption would be considered a taxable modification of the notes is not entirely clear and, if the Internal Revenue Service (the “IRS”) were to treat the assumption as a taxable modification, a U.S. Holder would generally be required to recognize gain (if any) on the notes and the timing and character of income recognized with respect to the notes after the assumption could be affected significantly. You should read carefully the discussion under “U.S. Federal Income Tax Considerations” in this pricing supplement. You should also consult your tax adviser regarding the U.S. federal tax consequences of an assumption of the notes.

Additional Terms of the Notes

The notes are intended to qualify as eligible debt securities for purposes of the Federal Reserve's total loss-absorbing capacity (“TLAC”) rule. As a result, in the event of a Citigroup Inc. bankruptcy, Citigroup Inc.'s losses and any losses incurred by its subsidiaries would be imposed first on Citigroup Inc.’s shareholders and then on its unsecured creditors, including the holders of the notes. Further, in a bankruptcy proceeding of Citigroup Inc. any value realized by holders of the notes may not be sufficient to repay the amounts owed on the notes. For more information about the consequences of “TLAC” on the notes, you should refer to the “Citigroup Inc.” section beginning on page 12 of the accompanying prospectus.

For the avoidance of doubt, notwithstanding anything in the terms and conditions of the notes to the contrary, the ability of the issuer or calculation agent to exercise any discretionary authority under the terms and conditions of the notes shall be limited to exercises of such discretionary authority under which each note of the series of notes remains an "eligible debt security" for purposes of the Federal Reserve’s TLAC rule.

Upon at least 15 business days’ notice, any wholly owned subsidiary (the “successor issuer”) of Citigroup Inc. may, without the consent of any holder of the notes, assume all of Citigroup Inc.’s obligations under the notes, and in such event Citigroup Inc. shall be released from its obligations under the notes (in each case, except as described below), subject to the following conditions:

(a)	Citigroup Inc. shall enter into a supplemental indenture under which Citigroup Inc. fully and unconditionally guarantees all payments on the notes when due, agrees to comply with the covenants described in the section “Description of Debt Securities—Covenants—Limitations on Liens” and “—Limitations on Mergers and Sales of Assets” in the accompanying prospectus as applied to itself and retains certain reporting obligations under the indenture;

(b)	the successor issuer shall be organized under the laws of the United States of America, any State thereof or the District of Columbia; and

(c)	immediately after giving effect to such assumption of obligations, no default or event of default shall have occurred and be continuing.

Upon any such assumption, the successor issuer shall succeed to and be substituted for, and may exercise every right and power of, Citigroup Inc. under the notes with the same effect as if such successor issuer had been named as the original issuer of the notes, and Citigroup Inc. shall be relieved from all obligations and covenants under the notes, except that Citigroup Inc. shall have the obligations described in clause (a) above.  For the avoidance of doubt, the successor issuer shall not be responsible for Citigroup Inc.’s compliance with the covenants described in clause (a) above.

If a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. will not constitute an event of default with respect to the notes, nor will any breach of a covenant by Citigroup Inc. (other than payment default).  Therefore, if a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. (in the absence of any such event occurring with respect to the successor issuer) will not give holders the right to declare the notes to be due and payable, and a breach of a covenant by Citigroup Inc. (including the covenants described in the section “Description of Debt Securities—Covenants—Limitations on Liens” and “—Limitations on Mergers and Sales of Assets” in the accompanying prospectus), other than payment default, will not give holders the right to declare the notes to be due and payable.  Furthermore, if a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, it will not be an event of default under the notes if the guarantee of the notes by Citigroup Inc. ceases to be in full force and effect or if Citigroup Inc. repudiates the guarantee.

There are no restrictions on which subsidiary of Citigroup Inc. may be a successor issuer other than as specifically set forth above.  The successor issuer may be less creditworthy than Citigroup Inc. and/or may have no or nominal assets.  If Citigroup Inc. is resolved in bankruptcy, insolvency or other resolution proceedings and the notes are not contemporaneously declared due and payable, and if the successor issuer is subsequently resolved in later bankruptcy, insolvency or other resolution proceedings, the value you receive on the

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notes may be significantly less than what you would have received had the notes been declared due and payable immediately upon certain events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. or the breach of a covenant by Citigroup Inc.

The notes are “specified securities” for purposes of the indenture.  The terms set forth above do not apply to all securities issued under the indenture, but only to the notes offered by this pricing supplement (and similar terms may apply to other securities issued by Citigroup Inc. that are identified as “specified securities” in the applicable pricing supplement).

You should read carefully the discussion of U.S. federal tax consequences of any such assumption under “General Information—U.S. federal income tax considerations” in this pricing supplement.

General Information
Temporary adjustment period:	For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”
U.S. federal income tax considerations:

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes. Under this treatment, stated interest on the notes will be taxable to a U.S. Holder (as defined in the accompanying prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting.

Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to the U.S. Holder. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition.

Subject to the discussion in “United States Federal Tax Considerations” in the accompanying prospectus supplement, under current law Non-U.S. Holders (as defined in the accompanying prospectus supplement) generally will not be subject to U.S. federal withholding or income tax with respect to interest paid on and amounts received on the sale, exchange or retirement of the notes if they comply with applicable certification requirements. Special rules apply to Non-U.S. Holders whose income on the notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

Under their terms, the notes may be assumed by a successor issuer, in which case we will guarantee the successor issuer’s payment obligations under the notes.  See “Additional Terms of the Notes.” We intend to treat such an assumption as not giving rise to a taxable modification of the notes.  While our counsel, Davis Polk & Wardwell LLP, believes this treatment of such an assumption is reasonable under current law and based on the expected circumstances of the assumption, it has not rendered an opinion regarding such treatment in light of the lack of clear authority addressing the consequences of such an assumption.  Provided that an assumption of the notes is not a taxable modification, the U.S. federal income tax treatment of the notes would not be affected by the assumption.  However, if the IRS were to treat an assumption of the notes as a taxable modification, the timing and character of income recognized with respect to the notes after the assumption could be affected significantly, depending on circumstances at the time of the assumption.  Moreover, a U.S. Holder (as defined in the accompanying prospectus supplement) would generally be required to recognize gain (if any) with respect to the notes at the time of the assumption in the same manner as described in the accompanying prospectus supplement in respect of a sale or other taxable disposition of the notes.  You should consult your tax adviser regarding the consequences of an assumption of the notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement.  The preceding discussion, when read in

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combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated November 13, 2013) will serve as trustee for the notes.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates involves trading in one or more instruments, such as options, swaps and/or futures, based on SOFR and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:

CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $1.50 for each note sold in this offering. The actual underwriting fee will be equal to up to $1.50 for each note sold by CGMI directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. CGMI will pay selected dealers a selling concession of up to $1.50 for each note they sell.

Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—Hedging and trading activity by us and our affiliates could result in a conflict of interest,” and “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Calculation agent:	Citibank, N.A., an affiliate of Citigroup Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.
Contact:	Clients may contact their local brokerage representative.

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We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Determination of Interest Payments

The amount of the interest payment payable with respect to each interest payment date will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period, multiplied by (ii) day count fraction, where day count fraction will be calculated based on the following formula:

where:

“Y1” is the year, expressed as a number, in which the first day of the interest period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the interest period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“D1” is the first calendar day, expressed as a number, of the interest period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the interest period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

The interest rate applicable to each interest period will be equal to the accrued interest compounding factor (as defined under “Determination of SOFR” below) plus the floating rate spread, subject to the minimum interest rate specified above.

Determination of SOFR

For the purposes of calculating interest with respect to any interest period:

“Accrued interest compounding factor” means, for the observation period corresponding to such interest period, the result of the following formula:

where:

“d0”, for any observation period, is the number of U.S. government securities business days in the relevant observation period.

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. government securities business days in chronological order from, and including, the first U.S. government securities business day in the relevant observation period.

“SOFRi”, for any day “i” in the relevant observation period, is a reference rate equal to SOFR in respect of that day.

“ni”, for any day “i” in the relevant observation period, is the number of calendar days from, and including, such U.S. government securities business day “i” to, but excluding, the following U.S. government securities business day.

“d” is the number of calendar days in the relevant observation period.

“SOFR” means, with respect to any day, the rate determined by the calculation agent in accordance with the following provisions:

(1)	the Secured Overnight Financing Rate for trades made on such day that appears at approximately 3:00 p.m. (New York City time) on the NY Federal Reserve’s website on the U.S. government securities business day immediately following such U.S. government securities business day; or

(2)	if the rate specified in (1) above does not so appear, unless a benchmark transition event and its related benchmark replacement date have occurred as described in (3) below, the Secured Overnight Financing Rate published on the NY Federal Reserve’s website for the first preceding U.S. government securities business day for which the Secured Overnight Financing Rate was published on the NY Federal Reserve’s website; or

(3)	if a benchmark transition event and its related benchmark replacement date have occurred prior to the relevant interest payment date, the calculation agent will use the benchmark replacement to determine the rate and for all other purposes relating to the notes.

In connection with the SOFR definition above, the following definitions apply:

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Citigroup Inc.

“Benchmark” means, initially, SOFR; provided that if a benchmark transition event and its related benchmark replacement date have occurred with respect to SOFR or the then-current benchmark, then “benchmark” means the applicable benchmark replacement.

“Benchmark replacement” means the first alternative set forth in the order below that can be determined by Citigroup (or one of its affiliates) as of the benchmark replacement date:

(1)	the sum of: (a) the alternate rate of interest that has been selected or recommended by the relevant governmental body as the replacement for the then-current benchmark for the applicable corresponding tenor and (b) the benchmark replacement adjustment; or

(2)	the sum of: (a) the ISDA fallback rate and (b) the benchmark replacement adjustment; or

(3)	the sum of: (a) the alternate rate of interest that has been selected by Citigroup (or one of its affiliates) as the replacement for the then-current benchmark for the applicable corresponding tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the benchmark replacement adjustment.

“Benchmark replacement adjustment” means the first alternative set forth in the order below that can be determined by Citigroup (or one of its affiliates) as of the benchmark replacement date:

(1)	the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the relevant governmental body for the applicable unadjusted benchmark replacement;

(2)	if the applicable unadjusted benchmark replacement is equivalent to the ISDA fallback rate, then the ISDA fallback adjustment;

(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by Citigroup (or one of its affiliates) giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current benchmark with the applicable unadjusted benchmark replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark replacement conforming changes” means, with respect to any benchmark replacement, any technical, administrative or operational changes that Citigroup (or one of its affiliates) decides may be appropriate to reflect the adoption of such benchmark replacement in a manner substantially consistent with market practice (or, if Citigroup (or such affiliate) decides that adoption of any portion of such market practice is not administratively feasible or if Citigroup (or such affiliate) determines that no market practice for use of the benchmark replacement exists, in such other manner as Citigroup (or such affiliate) determines is reasonably necessary).

“Benchmark replacement date” means the earliest to occur of the following events with respect to the then-current benchmark:

(1)	in the case of clause (1) or (2) of the definition of “benchmark transition event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the benchmark permanently or indefinitely ceases to provide the benchmark; or

(2)	in the case of clause (3) of the definition of “benchmark transition event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the benchmark replacement date occurs on the same day as, but earlier than, the reference time in respect of any determination, the benchmark replacement date will be deemed to have occurred prior to the reference time for such determination.

“Benchmark transition event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)	a public statement or publication of information by or on behalf of the administrator of the benchmark announcing that such administrator has ceased or will cease to provide the benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark;

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark, the central bank for the currency of the benchmark, an insolvency official with jurisdiction over the administrator for the benchmark, a resolution authority with jurisdiction over the administrator for the benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the benchmark, which states that the administrator of the benchmark has ceased or will cease to provide the benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark announcing that the benchmark is no longer representative.

“Corresponding tenor” with respect to a benchmark replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current benchmark.

“ISDA” means the International Swaps and Derivatives Association, Inc. or any successor thereto.

“ISDA definitions” means the 2006 ISDA Definitions published by ISDA, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

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Citigroup Inc.

“ISDA fallback adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA definitions to be determined upon the occurrence of an index cessation event with respect to the benchmark for the applicable tenor.

“ISDA fallback rate” means the rate that would apply for derivatives transactions referencing the ISDA definitions to be effective upon the occurrence of an index cessation date with respect to the benchmark for the applicable tenor excluding the applicable ISDA fallback adjustment.

“NY Federal Reserve” means the Federal Reserve Bank of New York.

“NY Federal Reserve’s website” means the website of the NY Federal Reserve, currently at http://www.newyorkfed.org, or any successor website of the NY Federal Reserve or the website of any successor administrator of the Secured Overnight Financing Rate.

“Reference time” with respect to any determination of the benchmark means the time determined by Citigroup (or one of its affiliates) in accordance with the benchmark replacement conforming changes.

“Relevant governmental body” means the Federal Reserve Board and/or the NY Federal Reserve, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NY Federal Reserve or any successor thereto.

“Unadjusted benchmark replacement” means the benchmark replacement excluding the benchmark replacement adjustment.

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Citigroup Inc.

About SOFR

SOFR is published by the NY Federal Reserve and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. The NY Federal Reserve reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).  SOFR is filtered by the NY Federal Reserve to remove a portion of the foregoing transactions considered to be “specials”.  According to the NY Federal Reserve, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

The NY Federal Reserve reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service.  The NY Federal Reserve notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

The NY Federal Reserve currently publishes SOFR daily on its website.  The NY Federal Reserve states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that the NY Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.  Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this pricing supplement.

This pricing supplement contains SOFR data and related information posted to the NY Federal Reserve website. This pricing supplement is subject to the Terms of Use posted at newyorkfed.org. The NY Federal Reserve is not responsible for publication of this pricing supplement by Citi, does not sanction or endorse any particular republication, and has no liability for your use. This pricing supplement also describes products or services by reference to SOFR. Citi is not affiliated with the NY Federal Reserve. The NY Federal Reserve does not sanction, endorse, or recommend any products or services offered by Citi.

Historical Information on SOFR

SOFR was 3.64% on September 15, 2026.

The graph below shows the published daily rate for SOFR for each day it was available from April 3, 2018 to September 15, 2026. We obtained the values below from Bloomberg L.P., without independent verification. The values below do not reflect the spread that will be added to SOFR in determining the rate at which interest is paid on the notes. You should not take the historical performance of SOFR as an indication of future performance.

The historical rates do not reflect the daily compounding method used to calculate the floating rate at which interest will be payable on the notes.

Historical SOFR April 3, 2018 to September 15, 2026

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Citigroup Inc.

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold, distributed or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2016/97/EU (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Regulation (EU) 2017/1129 (the EU Prospectus Regulation); and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe for the notes.

Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering, selling or distributing the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering, selling or distributing the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of Sales to United Kingdom Retail Investors

The notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom. For these purposes:

(a)	the expression “retail investor” means a person who is either one or both of the following:

(i)	not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the “EUWA”), or

(ii)	not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to buy or subscribe for the notes.

Consequently no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering, selling or distributing the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2026 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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